PENTAGON

CAPITAL MANAGEMENT PLC

12th December 2007

Mr. D. Hunt Ramsbottom
Chief Executive Officer
Rentech, Inc.
10877 Wilshire Blvd. Suite 710
Los Angeles, CA. 90024

Dear Hunt:

As you are well aware, we have been patient shareholders for a number of years and remain excited about the prospects for Rentech and its technology. We are considering ways to maximize our investment in Rentech, and note that other shareholders have publicly expressed a similar desire.

In light of the proximity to your annual results, we are waiting for the opportunity to study your 10-K. We are hopeful that management will use the conference call to outline their immediate plans to significantly enhance shareholder value. In the alternative, we respectfully request that management consider the suspension of the "poison pill" provisions so that potential suitors can have meaningful discussions.

Please understand that we have an obligation to our investors to ensure that the management of companies in which we are invested are both aggressively pursuing their business plan and are clearly articulating their progress to all shareholders so that the share price accurately reflects the progress that they are making. We are disappointed that, in our opinion, your share price does not currently reflect the progress that you have made and the intrinsic value of your assets.

We look forward to reading your annual results and listening to your conference call.

Sincerely,

Lewis Chester
Chief Executive Officer

84261365

1 Knightsbridge London SW1X 7LX
Tel: +44 (0)20 3100 9999 Fax: +44 (0)20 3100 9988
E.Mail: info@pentagoncapital.com
www.pentagoncapital.com